

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 9, 2008

Mr. Mel G. Riggs
Chief Financial Officer
Clayton Williams Energy, Inc.
Six Desta Drive, Suite 6500
Midland, Texas 79705-5510

> **Re:** **Clayton Williams Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 1-10924**

Dear Mr. Riggs:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief